December 8, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549

Attn:	Mr. Jeffrey Lewis
Mr. Wilson Lee
Mr. Christopher Dunham
Ms. Mary Beth Breslin

Re:	Chenghe Acquisition Co. (CIK 0001856948) Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted on October 28, 2021

Dear Messrs. Lewis, Lee, Dunham and Ms. Breslin:

On behalf of our client, Chenghe Acquisition Co., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the written comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated November 24, 2021 (the “Comment Letter”), relating to the above-referenced amendment No. 1 to draft registration statement on Form S-1 submitted to the Commission on October 28, 2021 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is filing via EDGAR a revised Draft Registration Statement on Form S-1 (“Revised Draft Registration Statement”), which reflects the Company’s responses to the comments received from the Staff and certain updated information.

For ease of reference, we have set forth below each of the numbered comments contained in the Comment Letter, in bold, and the Company’s responses thereto, including cross-references to the locations in the Revised Draft Registration Statement of the changes made in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted October 28, 2021

Cover Page

1.	We note your revisions in response to comment 1. Please prominently disclose on your prospectus cover page that a majority of your executive officers and directors also have significant ties to China. Please further revise to describe the legal and operational risks associated with being based in Hong Kong, as well as acquiring a company that does business in China or Hong Kong. Your disclosure should also address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page, page 43 and pages 87 to 103 of the Revised Draft Registration Statement.

United States Securities and Exchange Commission
December 8, 2021

Summary, page 2

2.	We note your response to comment 4 that you “not currently required to obtain permission from the PRC government to operate,” as well as your revision on page 91 that you “are not currently required to obtain permission from the PRC government to list on a U.S. securities exchange and consummate this offering...[but] there is no guarantee that this will continue to be the case in the future.” As your operations as a blank check company involve searching for a target company to acquire, please revise your Summary to disclose each permission that you are required to obtain from Chinese authorities to operate. Please also expand your Summary to address whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 17 to 18 and pages 99 to 100 of the Revised Draft Registration Statement.

Certain Considerations Relating to Our Corporate Structure…, page 14

3.	We note your revisions in response to comment 2. Please revise to enhance your description of what the organizational structure for a variable interest entity would entail, as well as your discussion of why the contractual arrangements may be less effective than direct ownership. Please also disclose that the company may incur substantial cost to enforce the terms of the arrangements. Please further disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 14 to 16 and pages 87 to 90 of the Revised Draft Registration Statement.

United States Securities and Exchange Commission
December 8, 2021

HFCAA, page 15

4.	We note your revisions in response to comment 6. Please revise to disclose that all trading of your securities may be prohibited, including "over-the-counter" trading, if the auditor cannot be inspected by the PCAOB over the applicable time period. Please also revise to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 16 to 17 and pages 91 to 92 of the Revised Draft Registration Statement.

Post-Business Combination Funds Flow, page 15

5.	We note your revision in response to comment 5. Please revise to provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Please also revise your cover page to include the description of how cash is or will be transferred throughout the organization, as well as a statement as to whether any transfers, dividends or distributions have been made to date.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 18 to 20 and pages 96 to 98 of the Revised Draft Registration Statement.

Summary of Risk Factors, page 40

6.	We note your revisions in response to comment 3. Please also disclose the risks that being based in Hong Kong poses to investors. Please also revise to expand upon your discussion of risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please also revise to include specific cross-references to the more detailed discussion of the risks in the prospectus.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 43 to 45 and pages 87 to 90 of the Revised Draft Registration Statement.

United States Securities and Exchange Commission
December 8, 2021

Risk Factors, page 43

7.	We note your revision in response to comment 7. Please further revise to disclose that you may be unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations, if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 87 to 90 of the Revised Draft Registration Statement.

8.	We note your revision on page 91 in response to comment 8 separately highlighting the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Please revise to enhance your discussion of this risk as it applies to your current operations, as well as any search for a target company, and delete any indication that you are not currently subject to intervention or influence of the PRC government. In this regard we note, without limitation, your response to comment 1 that "the National People's Congress of the PRC authorizes the Hong Kong Special Administrative Region to exercise" autonomy and power in accordance with the provisions of the Basic Law of the Hong Kong Special Administrative Region. Please also revise to highlight this risk as it applies to the business of any China-based company that you may target for an initial business combination, as well as your operations following any initial business combination. Please further revise to also acknowledge the recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 94 to 96 and pages 100 to 102 of the Revised Draft Registration Statement.

United States Securities and Exchange Commission
December 8, 2021

9.	We note your revision in response to comment 9. Please disclose how this oversight could impact your process for search for a target. Please also revise to enhance your disclosure on how your ability to consummate a business combination in a timely manner, or at all, may be impacted.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 92 to 94 of the Revised Draft Registration Statement.

* * *

United States Securities and Exchange Commission
December 8, 2021

Please do not hesitate to contact Joel Rubinstein at +1 212-819-7642 of our New York office or via email at joel.rubinstein@whitecase.com; and Jessica Zhou at +852 2822-8725 of our Hong Kong office or via email at jessica.zhou@whitecase.com with any questions or comments regarding this letter.

Sincerely,

/s/ Joel Rubinstein

Joel Rubinstein

cc:	Shibin Wang, Chenghe Acquisition Co.